July 10, 2019

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Monogram Orthopaedics, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed May 31, 2019

File No. 024-10973

Dear Ms. Ravitz,

We acknowledge receipt of comments in your letter of June 19, 2019 regarding the Offering Statement of Monogram Orthopaedics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Form 1-A filed May 31, 2019

The Offering, page 5

1.	Please reconcile the number of shares outstanding as disclosed here and on page 12. Also please tell us the number of shares to be issued to the licensor per section 6.1 of exhibit 6.17 as a result of this offering, and the amount to be paid for those additional shares.

The Company has reconciled the number of shares outstanding as disclosed on page 5 and on page 12 of the Offering Statement. The number of shares issuable to the licensor per Section 6.1 of Exhibit 6.17 as of the date of this letter is 604,763 shares of common stock, for a purchase price of $0.00, all of which have been issued as of the date of this letter. The Company has revised its disclosure on page 5 and page 12 of the offering circular to reflect this issuance.

We rely on a licensing agreement..., page 9

2.	We note your disclosure on page 25 that you anticipate being able to start delivering products within four years of the close of this offering. We also note section 13.2 of exhibit 6.17 that the licensor may give notice of default if the licensee "fails to make the first First Commercial Sale of Licensed Product(s) within four (4) years after the Effective Date..." If your currently planned timetable would permit the licensor to terminate the license, please revise your risk factor and offering circular Summary to clarify.

The Company and Mount Sinai have entered into an Amendment to the Exclusive Licensing Agreement that extends the “First Commercial Sale” milestone as set forth in Section 3.3(b) of Exhibit 6.17 from four (4) years to seven (7) years. This Amendment is filed as Exhibit 6.24. This extension increases the likelihood substantially that the Company will be able to meet this deadline. Nonetheless, the Company has revised the Risk Factors and Summary section of the Offering Statement to disclose the risks to the Company in relation to a failure to meet the “First Commercial Sale” deadline as set forth in Exhibits 6.17 and 6.24.

Dilution, page 12

3.	We note on page 13 that you present net tangible book value pre-financing of $1,184,254, which per your balance sheet on page F-2 equals your total assets outstanding as of December 31, 2018. Please revise your net tangible book value pre-financing calculation to equal your total tangible assets less your total liabilities.

The Company has revised the net tangible book value pre-financing calculation in the Dilution section to equal the Company’s total tangible assets less its total liabilities.

4.	Please revise your disclosures here and throughout the filing to present your per share amounts rounded to the nearest two decimal places so as to not imply greater precision than exists.

The Company has revised its disclosure throughout the Offering Statement as requested.

Provisions of Note in Our Subscription Agreement and Investors' Rights Agreement, page 16

5.	Please revise your disclosure on page 16 to state, if true, that your investors’ rights agreement includes forum selection provisions that require any claims against the company based on the agreement and not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of New York.

The Company has revised its disclosure on page 16 to clarify that the Investors’ Rights Agreement includes the aforementioned forum selection provisions.

Use of Proceeds to Issuer, page 17

6.	Please show us how your disclosure in response to prior comment 4 is reconcilable to the information about amounts payable to related parties on page F-18 and in exhibit 6.1 and to your disclosure on page 30 regarding the note issued to Mr. Lennox. Also (1) show us how the amount you disclose in this section as owed to your CEO as of the date of your offering circular is consistent with your disclosure regarding your CEO's salary, and (2) ensure that appropriate sections of your document include required disclosure regarding your agreements with your directors and executive officers like exhibits 6.1 and 6.2; see for example Form 1-A Part II Item 11(d).

The Company has revised its disclosure in the “Use of Proceeds” section and throughout the Offering Statement to reconcile amounts payable to related parties. In particular, the Company expanded its description of the deferred salary owed to Benjamin Sexson, as well as the promissory note payable to Mr. Sexson filed as Exhibit 6.14 and referenced on F-18. Additionally, the Company has included with this filing the Warrant agreement referenced on F-18 as Exhibit 6.23. Finally, the Company has amended the disclosure in the “Compensation of Directors and Executive Officers” to comply with Item 11(d) of Form 1-A Part II.

Our Advantage, page 20

7.	We note your response to prior comment 6. Please file as exhibits the consent of the orthopaedic research center and the medical research center mentioned in the sixth and seventh paragraphs of this section.

The Company has amended its disclosure and no longer references any commissioned studies by the Company.

Security Ownership..., page 29

8.	Please tell us why you deleted the disclosure from this table regarding some beneficial owners. We note for example that you disclose on page 30 that one of those owners holds over 10% of your voting securities and is affiliated with one of your directors.

In the Company’s initial Offering Circular on Form 1-A filed with the Commission on March 13, 2019, the Company included Benjamin Sexson, Doug Unis, Sulaiman Somani, Matthew Dicicco, Anthony Costa, and the Icahn School of Medicine at Mount Sinai as 10% or greater holders of the Company’s common stock.

In the Company’s 1-A/A filed on May 3, 2019, the Company only included Benjamin Sexson and Doug Unis as 10% or greater holders of the Company’s common stock. As a result of share grants by the Company to Benjamin Sexson and Doug Unis on made April 30, 2019, Sulaiman Somani, Matthew Dicicco, Anthony Costa’s proportionate holdings were reduced below 10% of the outstanding shares of common stock of the Company. The Company’s removal the Icahn School of Medicine at Mount Sinai, however, was made in error. The Company has revised the “Security Ownership” section of the Offering Statement to include Icahn School of Medicine at Mount Sinai as an owner of 10% or more of the Company’s outstanding common stock.

9.	Please address the preemptive rights in exhibit 6.14.

The Company has amended the disclosure in “Security Ownership of Management and Certain Securityholders” to address the preemptive rights disclosed in Exhibit 6.14.

Securities Being Offered, page 31

10.	Please reconcile the information in this section with the "Board Composition" section of Exhibit 2.1 Article III, and Article V.B.2.3. Also highlight the disparate voting rights on your offering circular cover and add appropriate risk factors.

The Company has revised the disclosure in the “Securities Being Offered”, Offering Cover Page, and “Risk Factors” sections of the Offering Statement to align with the provisions of Exhibit 2.1, to highlight the disparate voting rights between holders of our common and preferred stock, and to include appropriate risk factors.

11.	Please reconcile the information in this section with the "Investor Perks" mentioned in exhibit 13.1.

The Company has revised the disclosure in the “Securities Being Offered” section to include a description of the “Investor Perks” mentioned in Exhibit 13.1.

12.	We note that the forum selection provision in Article X of Exhibit 2.1 states that the provision does not apply to any action arising under the Federal Securities Laws. Please include disclosure regarding the scope of this provision and disclosure that your exclusive forum provision does not apply to actions arising under the federal securities laws. Also, disclose any appropriate risk factors.

The Company has revised the disclosure in the “Securities Being Offered” section to include a description of the scope of Article X of Exhibit 2.1 and disclose that the exclusive forum provision does not apply to actions arising under the federal securities laws. The Company has also revised the “Risk Factors” section to include a related risk factor.

Notes to Financial Statements, page F-6

13.	We note from page 5 and throughout the filing that you effected a 25-for-1 reverse stock split on May 29, 2019. Please explain to us how you considered the guidance in paragraph ASC 260-10-55-12 and SAB Topic 4C related to this reverse stock-split. In this regard, also explain to us how your independent auditor considered referencing and dual-dating its audit opinion on page F-1 in consideration of AICPA AU 530.05.

The Company has revised the financial statements to reflect the proper retrospective treatment to the reverse stock split on May 29, 2019, pursuant to the guidance in SAB Topic 4C, which requires retrospective adjustment when a “capital structure change to a stock dividend, stock split or reverse split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later.” The Company’s auditors have also provided us with a revised audit opinion to reflect this adjustment.

Exhibits

14.	We note your response to prior comment 8. Please tell us which exhibit represents (1) the Purchase Agreement mentioned on page 20 of exhibit 6.17, and (2) the warrants mentioned on page F-18. Also, please tell us which of the notes mentioned on page F-12 are not filed as exhibits, and clarify the basis for omitting the notes; in this regard, please see Form 1-A Item 17(3).

The Company has entered into an Amendment to the Exclusive License Agreement that amends Section 6.3 of Exhibit 6.17 so that the entry into a “Purchase Agreement” must occur within ninety (90) days of the issuance of a share certificate to Mount Sinai, as opposed to concurrently at the time of the initial issuance. This Amendment is filed as Exhibit 6.24. The Company issued the share certificate to Mount Sinai on June 24, 2019, and therefore is still within the 90-day window to enter into a Purchase Agreement. The Company and Mount Sinai have not yet entered into a separate Purchase Agreement, and are still negotiating the terms of such an agreement. As such, there is currently no “Purchase Agreement” that can be submitted to the SEC.

Exhibit 6.23 represents the warrants mentioned on page F-18.

For convenience, the table on F-12 is reproduced below, with additional notes for clarity. Please see the columns marked “SEC Note: Party*” and “SEC Note: Filing Status*” for responses to the requested information

	Description	SEC Note: Filing Status*	Principal ($)	Maturity Date	Interest Rate	Valuation Cap
1	Secured term note	Exhibit 6.9	450,000	10/19/2019	6%	$6,000,000
2	Secured term note	Exhibit 6.9	350,000	10/19/2019	6%	$6,000,000
3	Related party note	Exhibit 6.4	28,000	12/31/2019	4%	$6,000,000
4	Related party note	Exhibit 6.6	28,000	12/31/2019	4%	$6,000,000
5	Related party note	Exhibit 6.22	20,000	12/31/2019	4%	$6,000,000
6	Related party note	Exhibit 6.5	28,000	12/31/2019	4%	$6,000,000
7	Related party note	Exhibit 6.7	28,000	1/19/2020	4%	$6,000,000
8	Secured term note	Exhibit 3.2	50,000	12/31/2019	4%	$6,000,000
9	Secured term note	Exhibit 3.2	50,000	12/31/2019	4%	$6,000,000
10	Related party note	Exhibit 6.8	15,000	5/30/2020	4%	$6,000,000
11	Secured term note	Exhibit 3.3	40,000	7/12/2020	6%	$6,000,000
12	Secured term note	Exhibit 6.24	40,000	7/13/2020	6%	$6,000,000
13	Unsecured term note	Exhibit 3.4	25,000	9/18/2020	6%	$10,000,000
14	Unsecured term note	Exhibit 3.5	50,000	11/9/2020	4%	$8,000,000
15	ZB Capital Partners	Exhibit 3.6	700,000	12/31/2019	6%	$6,000,000
16	ZB Capital Partners	Exhibit 3.7	225,000	12/31/2019	6%	$8,000,000
17	Unsecured term note	Exhibit 3.8	25,000	12/24/2020	4%	$10,000,000

Notes 8, 9, 11, and 13 through 17 are held by parties that are unrelated to the Company (as defined in Item 13 of Form 1-A). Nonetheless, the Company has filed as Exhibits the Forms of these Notes as pursuant to Item 17(3) of Form 1-A - “Instruments defining the rights of securityholders”. Please note that the Maturity Date for Note 8 (filed as Exhibit 3.2) was extended to December 31, 2019 by a separate, mutual agreement between the Company and the noteholders dated November 14, 2018.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Monogram Orthopaedics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.

53 Bridge Street, Unit 507

Brooklyn, New York, 11251